Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482ad

FUNDRISE

High-yield investments for your portfolio

We're excited to share three new preferred equity investments—each selected for its income potential, resilient structure, and exposure to rapidly growing U.S. markets.

From luxury multifamily communities in Florida to a horizontal development outside Dallas, these opportunities are designed to deliver reliable returns and long-term value.

Join nearly 400,000 investors already benefiting from our latest high-yield additions.

Get Started

Featured investments

Aubrey, TX – 14.00% fixed return[1]



This 188-unit horizontal multifamily community in the fast-growing Dallas-Fort Worth area blends single-family privacy with professionally managed rental convenience. High-end finishes, private yards, and robust amenities make it especially attractive to renters.

Location advantage: Denton County ranks among the top growth counties in the country, with 4.3% projected annual population growth in the area.

Differentiated product: Horizontal "cottage-style" rentals offer strong leasing demand and lower competition.

Why now: Fixed returns like this stand out in a volatile market, offering stable income underpinned by real assets.

Add to your portfolio

Palm Coast, FL – 13.00% fixed return[1]



Ocean Village is a 314-unit multifamily project located in the Daytona Beach metro, just minutes from Flagler Beach. With a full amenity suite, it delivers a high-end experience in a market with limited competition.

Demographic growth: Population within a 3-mile radius has increased 42% since 2010, with an additional 46% expected by 2029.

Strategic location: Only new multifamily development under construction east of I-95.

Why now: With resilient demand and a successful sponsor partnership, this investment offers dependable income potential.

Add to your portfolio

Orlando Metro, FL – 13.00% fixed return[1]



Located in Apopka, FL, this 300-unit multifamily project features premium finishes, a full suite of luxury amenities, and a preferred equity structure targeting a 13.00% return.

Established market: Within the Orlando metro, a region supported by continued population and job growth.

Experienced sponsor: Developer with more than 11,000 units and $3.3 billion in transaction volume.

Why now: As interest rates fall, fixed return investments like this continue to offer strong yield and stability.

Add to your portfolio

Looking ahead

These latest additions to the Income Real Estate Fund underscore our commitment to delivering strong, consistent income through high-quality real estate. We continue to focus on building a resilient portfolio that performs in uncertain markets.

Build your income portfolio

Start investing in less than 5 minutes and with as little as $10.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

[1] This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund or Opportunistic Credit Fund under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor in the either fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Fundrise Income Fund will be subject to a 0.85% asset management fee and 0.15% advisory fee, and all investors in the Opportunistic Credit Fund will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee for those Opportunistic Credit Fund investors.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.